Bradley A. Haneberg 804 / 771-5790 bahaneberg@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

August 12, 2008

By EDGAR and U.S. Mail

Barbara C. Jacobs, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pansoft Company Limited
Amendment No. 3 to Registration Statement on Form S-1
File No: 333-150992

Dear Ms. Jacobs:

On behalf of Pansoft Company Limited (the “Registrant”) and in response to the comments set forth in your letter dated August 11, 2008, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 to the captioned registration statement (the “Registration Statement”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Registration Statement for your review.

Independent Auditors’ Report, page F-1

1.
Please refer to prior comment 1. We note that the auditors have updated their opinion to reflect their review of the stock split that occurred on July 21, 2008 (as discussed in Note 15). Please explain how your auditors were able to opine on this subsequent event on June 23, 2008 when the split was not effected until July 21, 2008 or revise the filing as necessary.

The Registrant acknowledges the comment and has revised page F-1 to correct the typographical error. The report date was February 29, 2008, except as to Note 15, which is as of July 23, 2008.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Barbara C. Jacobs, Esq.
August 12, 2008

Exhibit 23.1

2.
The consent provided by the Company’s independent auditors references a report dated July 25, 2008 when in fact the Independent Auditors’ Report included on page F-1 is dated February 28, 2008, except as to Note 15, which is as of June 23, 2008. Please revise to include a consent from the Company’s auditors, which references the opinion included in the filing.

The Registrant acknowledges the comment and has revised Exhibit 23.1 to correct the typographical error. The consent now refers to the auditors’ report dated February 28, 2008, except as to Note 15, which is as of July 23, 2008.

General

3.	Please update the financial statements pursuant to Rule 8-08 of Regulation S-X.

As you discussed with my associate, Tony Basch, the Registrant has not updated the financial statements because, as of the time of filing, the financial statements are properly updated. To the extent the financial statements become “stale” before the Registration Statement becomes effective, the Registrant will file updated statements.

4.	Please file an executed escrow agreement prior to effectiveness.

The Registrant acknowledges the comment and has filed the executed escrow agreement with this amendment.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg

cc:	Mr. Hugh Wang
Mr. L. McCarthy Downs III
Anthony W. Basch, Esq.

Enclosures:	Three (3) redlined copies of Third Amendment against Second Amendment to Registration Statement on Form S-1